NOL

9 December 2008

[redacted]

08006259

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 11, 2008. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) (P11, 2008) - 9Dec08.DOC

12/17

APL
APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	09-Dec-2008 18:46:24
Announcement No.	00095

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 11, 2008
Description	Attached is the operating performance for the 4 weeks (Period 11) from 18 October 2008 to 14 November 2008.
Attachments	NOL_Operating_Performance_for_P11_2008.pdf Total size = **33K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

9 December 2008

NOL's container shipping operating performance for the 4 weeks (Period 11) from 18 October 2008 to 14 November 2008 are as follows:

	Period 11, 2008	Period 11, 2007	% Change		YTD 2008	YTD 2007	% Change
Container Shipping							
a) Volume (FEU)	169,700	192,400	(12)		2,246,800	2,069,100	9
b) Average Revenue Per FEU (US$/FEU)	3,124	2,860	9		3,044	2,727	12

For the four weeks of P11, 2008, container shipping volumes declined 12% over the same period last year. The decrease in container shipping volume in P11 2008 is a reflection of a slowdown in global demand, particularly in the Transpacific and Asia-Europe routes where NOL has initiated capacity reduction since October 2008. Average revenue per FEU (Forty-foot Equivalent Unit) increased 9% over the same period last year largely due to increased bunker recoveries (Bunker Adjustment Factors).

P11 YTD, 2008 container shipping volumes increased 9% while average revenue per FEU showed a 12% improvement over P11 YTD, 2007.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 11, 2008)


APL Average Revenue per FEU (2005-2008)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
Period 11, 2008
Y-o-Y : +9%
P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05 P11 05 P12 05 P1 06 P2 06 P3 06 P4 06 P5 06 P6 06 P7 06 P8 06 P9 06 P10 06 P11 06 P12 06 P1 07 P2 07 P3 07 P4 07 P5 07 P6 07 P7 07 P8 07 P9 07 P10 07 P11 07 P12 07 P1 08 P2 08 P3 08 P4 08 P5 08 P6 08 P7 08 P8 08 P9 08 P10 08 P11 08
Period

END